August 18, 2006

Karen J. Garnett, Assistant Director

Paul Fischer, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ICF International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 21, 2006
File No. 333-134018

Dear Ms. Garnett and Mr. Fischer:

Thank you for your letter dated July 28, 2006 setting forth comments on Amendment No. 2 to the above-referenced Registration Statement on Form S-1.

On behalf of ICF International, Inc. (“ICF” or the “Company”), we are filing herewith Amendment No. 3 to the Registration Statement (“Amendment No. 3”). We are also providing to the Staff three unmarked copies of Amendment No. 3 and three copies of Amendment No. 3 that are marked to show changes from Amendment No. 2. Unless otherwise indicated, all references to page numbers in this letter are to the marked version of Amendment No. 3 provided herewith. This response letter has been filed via EDGAR, tagged as “CORRESP.”

We look forward to working with you in connection with your ongoing review of the Registration Statement and its ultimate acceleration. We are not requesting acceleration at this time.

Prospectus Summary

Road Home Contract

1.	We note that your subsidiary, ICF Emergency Management Services, LLC, was awarded a contract by the State of Louisiana’s Office of Community Development, effective June 12, 2006. While we agree that it is appropriate to reference this contract in your summary, detailed disclosure regarding the contract is more appropriate for the Business section of your prospectus. Please revise to reduce the more detailed, duplicative disclosure on pages 3 and 4 of the Summary.

Response: In response to this comment, ICF has deleted language from the summary and supplemented the description of the Road Home Contract in the Business section of the prospectus. Please see the revised disclosure at pages 3 and 75-76 of Amendment No. 3.

Karen J. Garnett

Paul Fischer

August 18, 2006

2.	Please revise the risk factor you have included on page 4 to clarify that funding pursuant to the Road Home Contract at this point is for a duration of four months only, and that future funding is contingent, among other factors, upon the performance of your subsidiary during this phase.

Response: In response to this comment, ICF has revised and supplemented the risk factor in the summary to the prospectus. See page 4 of Amendment No 3.

Our new Road Home Contract with the State of Louisiana, which we expect to be our largest contract over the next several years, involves substantial performance, pricing, legal and publicity risks, will require us to obtain additional working capital, and increases the overall risk profile of our business – page 14

Increase working capital needs, page 16

3.	Please revise, if possible, to provide an estimate of the amount by which your working capital needs will increase in phase one of the contract. Provide similar clarification in the liquidity section of MD&A.

Response: In response to this comment, ICF has revised pages 15 and 57 of Amendment No. 3 to disclose its current estimate that its working capital needs will increase by up to $20 million as a result of the Road Home Contract.

Management’s discussion and analysis of financial condition and results of operations

Non-cash compensation, page 49

4.	We have considered your responses to our prior comments 7, 9 and 10 and the related revisions to your MD&A disclosure. Please expand your disclosure to explain why the Company concluded that it would be appropriate to use the September 30, 2005 valuation to value the Company’s stock as of December 31, 2005 and March 31, 2006 and disclose the factors considered in determining there was no change in fair value for those periods, similar to the bullet points provided in your supplemental response.

Response: Please see the revised disclosure at pages 49-50 of Amendment No. 3, which is intended to respond to this comment.

Karen J. Garnett

Paul Fischer

August 18, 2006

Financial Statements – ICF International, Inc. and Subsidiaries

Revenue Recognition, page F-9

5.	Based on your response to our prior comment 6, it appears that the Company’s customary business practice is to rely on written contracts to document its sales arrangements and that your business practices may vary for limited cases in which you have only recognized a minimal amount of revenue to date. While we would not request change to your past practice given your representations that these transactions are rare and are not material to your financial statements, please confirm that going forward you will not recognize revenue upon oral authorizations as it does not appear to represent persuasive evidence of an arrangement under SAB Topic 13A2 or advise us.

Response: ICF acknowledges the Staff’s foregoing comment and confirms that, on a going forward basis, ICF will not recognize revenue upon oral authorizations.

We appreciate the Staff’s attention to the Registration Statement and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm
James J. Maiwurm*

cc:	Sudhakar Kesavan, ICF International, Inc.
Robert Telewicz, Securities and Exchange Commission

*	Admitted only in D.C., Maryland, New York and Ohio.